Wanger Advisors Trust (the “Registrant”)

1933 Act Registration No. 33-83548

1940 Act Registration No. 811-08748

February 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form N-14
(SEC File No. 333-268904)

Dear Ms. Rowland:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Wanger Advisors Trust (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-268904), together with all exhibits thereto, as filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2022 (Accession No. 0001193125-22-309044) (the “December N-14”). The December N-14 related to the reorganization of Wanger Select, a series of the Registrant, with and into Wanger Acorn, a series of the Registrant.

The December N-14 will be refiled in its entirety in a new Registration Statement on Form N-14 on or about February 3, 2023, as requested by the staff.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the December N-14. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC accept this application for withdrawal of the December N-14. This filing relates solely to the December N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

If you have any questions or comments regarding the Registration Statement, please call counsel to the Registrant, Mary C. Moynihan, at (202) 654-6254.

WANGER ADVISORS TRUST

/s/ Ryan C. Larrenaga
Name: Ryan C. Larrenaga
Title: Assistant Secretary